Exhibit 99.4

Shares and voting rights as per 1 May 2018

SHARES	NOMINAL VALUE (DKK)	NO. OF SHARES (OF NOMINALLY DKK 0.01)	NO. OF VOTES
Ordinary shares	943,679.98	94,367,998	94,367,998
Outstanding shares	943,679.98	94,367,998	94,367,998
Own holding of shares*	0	0	0
Outstanding shares excluding own holding of shares	943,679.98	94,367,998	94,367,998

* Voting rights cannot be exercised